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- EX-99.1.


RESPONSE TO DISCLOSURE INQUIRY REGARDING REPORTS ON ACQUIRING DAEWOO SHIPPING & MARINE ENGINEERING CO. LTD AND MOVING INTO AUTO PARTS MANUFACTURING


The Company has no plan to move into Manufacturing Automobile gas filters (DPF filter). The company has not considered acquiring the Daewoo Shipping & Marine Engineering Co. Lt so far.